September 16, 2024

Christopher Whitaker
Chief Financial Officer
SOBR Safe, Inc.
6400 S. Fiddlers Green Circle, Suite 1400
Greenwood Village, Colorado 80111

       Re: SOBR Safe, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed April 1, 2024
           File No. 001-41396
Dear Christopher Whitaker:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing